Exhibit 99.1

FREIGHTOS LIMITED
(“Freightos” or the “Company”)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

NOTICE OF 2026 ANNUAL GENERAL MEETING

(the “Meeting”)

Time and Date of Meeting	4:00 p.m. local (Israel) time/9:00 a.m. Eastern Standard Time on Wednesday, December 16, 2026

Place of Meeting	HaRakevet Street 13, Modi’in, Israel 7179603.

(in-person attendance)	Please contact IR@freightos.com by 4:00 p.m. local (Israel) time/9:00 a.m. Eastern Standard Time on Tuesday, December 15, 2026 to confirm attendance in person.

(virtual or telephonic attendance- may submit questions, but not vote)	https://www.cstproxy.com/freightos/2026. Log into the virtual site by using the control number included in your proxy materials; or call 1 800-450-7155 (toll-free, within the U.S. and Canada) or +1 857-999-9155 (outside of the U.S. and Canada- standard rates apply), conference ID: 3089396#

Items of Business		Company Proposals:

	(1)	Re-election of each of (a) Ezra Gardner and (b) Pablo Pinillos to the Company’s Board of Directors (the “Board of Directors”), each to serve as a Class III director of the Company until the third succeeding annual general meeting of the Company and until the due election of his successor (each, via an ordinary resolution).

	(2)	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent public accountants, to audit the accounts of the Company for the year ending December 31, 2026 and the additional period until the next annual general meeting of the Company, and authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee of the Board of Directors to do so (via an ordinary resolution).

Dissident Shareholder Proposals (requested for inclusion in the agenda for, and expected to be presented at, the Meeting by Dr. Zvi Schreiber, a shareholder of the Company who is the Company’s founder and its former Chief Executive Officer and director):

	(3)	Dissident Shareholder Proposal 1: Removal of Dr. Udo Lange from office as a director of the Company, with effect from the close of the Meeting (via an ordinary resolution).

	(4)	Dissident Shareholder Proposal 2: Advisory recommendation regarding (a) qualifications of the Chairman of the Board and (b) refocusing of the Company’s strategy (via an ordinary resolution).

	(5)	Dissident Shareholder Proposal 3: Amendment of the Company’s amended and restated articles of association by deleting Articles 26.2 and 26.3 in their entirety and replacing them with new provisions providing for the annual election of all directors commencing with the annual general meeting to be held in 2027 (via a special resolution).

In addition to the foregoing formal proposals that require a vote at the Meeting, the Board of Directors will be prepared to present its annual report on the management of the business of the Company for the year ended December 31, 2025, and the Company’s Consolidated Statements of Financial Position as of, and related Consolidated Statements of Profit or Loss and Other Comprehensive Loss and Cash Flows for the year ended, December 31, 2025.

Purpose of Agenda Items		The purpose behind Proposals 1 and 2 is to approve various matters that are required to be approved annually — at our annual general meeting — under our amended and restated articles of association. Dissident Shareholder Proposals 1, 2 and 3 have been included in the agenda for the Meeting at the request of Dr. Zvi Schreiber, as a shareholder of the Company, and are not proposals of the Board of Directors or management of the Company.

Board Recommendations		Our Board of Directors unanimously recommends a vote “FOR” each of Proposals 1(a), 1(b) and 2, and a vote “AGAINST” each of Proposals 3, 4 and 5 (which are Dissident Shareholder Proposals 1, 2 and 3).

Record Date		You are entitled to notice of, and to vote at, the Meeting if you held an ordinary share of Freightos as of the close of business on Thursday, November 5, 2026.

Additional Proxy Materials		The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice and a proxy card or voting instruction form) to our shareholders and which we urge you to read in its entirety. Copies of this notice, the attached proxy statement and the related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, https://www.freightos.com/investors/.

Quorum Requirement	No action may be taken at the Meeting unless a quorum, consisting of the holders of at least a majority of the Company’s outstanding ordinary shares, par value US$0.00001 each (“ordinary shares”), are present in person or by proxy. If a quorum is not present at the Meeting within half an hour from the time designated for the Meeting to begin, the chairman of the Meeting will adjourn the Meeting for one week, to December 23, 2026, at the same time and same place at which the Meeting is held, at which time resolutions may be adopted with respect to any matter stated in this notice of the original Meeting. If a quorum is not present at the adjourned Meeting within half an hour from the time designated for it to begin, those shareholders present will be deemed to constitute a quorum and action may be taken on any and all matters on the agenda.

Required Vote	Approval of each of Proposals 1 and 2, and Proposals 3 and 4 (which are Dissident Shareholder Proposals 1 and 2), at the Meeting (including re-election of each individual director nominee) requires an ordinary resolution, being the affirmative vote of shareholders holding ordinary shares amounting in the aggregate to at least a majority of the votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the Meeting with respect to such proposal. Approval of Proposal 5 (which is Dissident Shareholder Proposal 3), which would amend our amended and restated articles of association, requires a special resolution, being the affirmative vote of shareholders holding ordinary shares amounting in the aggregate to at least two-thirds of the votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the Meeting with respect to such proposal. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether the required majority has been achieved for those proposals, but the ordinary shares represented thereby are considered present for purposes of the quorum requirement.

Means of Voting

The vote of all of the Company’s shareholders is important regardless of whether or not any particular shareholder attends the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your ordinary shares promptly, regardless of the number of ordinary shares you own.

You may vote the ordinary shares that you own directly (i.e., as a record shareholder) via proxy, by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and you may attend the Meeting and vote in person even if you have previously signed a proxy. As an alternative to voting via proxy, you may vote the ordinary shares that you own directly in person by attending the Meeting.

If your ordinary shares are held in street name on Nasdaq (i.e., ordinary shares that are held through a bank, broker or other nominee), you may instruct the nominee as to how you want your ordinary shares voted, including via the internet (at www.proxyvote.com), if so indicated on your voting instruction form. Specific instructions as to how to vote are set forth on the enclosed voting instruction form provided by your bank, broker, or nominee.

If voting via proxy or submitting voting instructions via a voting instruction form or via the internet, your vote or voting instructions (as applicable) must be received by 11:59 p.m., Eastern time on December 15, 2026 in order to be counted towards the tally of votes on the proposals at the Meeting.

Attendance at Meeting (in person)	If you are a shareholder holding ordinary shares as of the record date for the Meeting (November 5, 2026) and desire to attend the Meeting in person, you must pre-register by emailing IR@freightos.com by 4:00 p.m. local (Israel) time/9:00 a.m. Eastern Standard Time on Tuesday, December 15, 2026. If you are a record shareholder, please provide at the Meeting the name under which your ordinary shares are held of record and proof of ownership (a copy of your statement showing book-entry shares). If you hold your ordinary shares in “street name” (through a bank or broker), please bring to the Meeting the required proof of ownership described for attendance at the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting.

(virtual or telephonic attendance)	https://www.cstproxy.com/freightos/2026. Log into the virtual site by using the control number included in your proxy materials, or call 1 800-450-7155 (toll-free, within the U.S. and Canada) or +1 857-999-9155 (outside of the U.S. and Canada- standard rates apply), conference ID: 3089396#. You may submit questions, but not vote, while attending the Meeting virtually or telephonically.

By Order of the Board of Directors,

/s/ Michael Oberlander
General Counsel

November 4, 2026

This Notice of Annual General Meeting of Shareholders was

first published by the Company on November 4, 2026.

TABLE OF CONTENTS

Page
Questions and Answers About the Annual General Meeting and the Proposals	1
Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners	6
Proposal 1. Re-Election of Nominees to Serve as Class III Directors	9
Proposal 2. Re-Appointment of Auditors	15
Proposal 3 (Dissident Shareholder Proposal 1). Removal of Dr. Udo Lange as a Director	17
Proposal 4 (Dissident Shareholder Proposal 2). Advisory Recommendation Regarding Qualifications of the Chairman of the Board and Refocusing of the Company’s Strategy	19
Proposal 5 (Dissident Shareholder Proposal 3). Amendment of Articles to Provide for Annual Election of All Directors	21
Presentation of Annual Report and Review of 2025 Annual Financial Statements	22
Additional Information	22
Other Matters	23

i

FREIGHTOS LIMITED

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

PROXY STATEMENT FOR 2026 ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 16, 2026

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS

Q. Why am I receiving these materials?

A. We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board of Directors” or “Board”) of Freightos Limited (also referred to as “Freightos”, “we”, “us”, the “Company” or “our Company”) is soliciting your proxy to vote your shares at the Company’s 2026 Annual General Meeting (the “Meeting”) to be held at 4:00 p.m. local (Israel) time/9:00 a.m. Eastern Standard Time on Wednesday, December 16, 2026, (i) in person at our offices located at HaRakevet Street 13, Modi’in, Israel 7179603, (ii) virtually (at which you can submit questions, but not vote) at https://www.cstproxy.com/freightos/2026, and by providing your control number, and (iii) telephonically (at which you can submit questions, but not vote) by calling 1-800-450-7155 (toll-free, within the U.S. and Canada) or +1-857-999-9155 (outside of the U.S. and Canada- standard rates apply), conference ID: 3089396#. You are receiving these proxy materials because you owned ordinary shares, par value $0.00001 per share of our Company (“ordinary shares” or “Shares”), as of the end of the trading day on Monday, November 5, 2026, which is the record date for the Meeting, and such ownership entitles you to notice of, and to vote at, the Meeting.

This proxy statement describes the matters on which we would like you to vote at the Meeting and provides information on those matters so that you can make an informed decision.

Q. What items of business will be voted on at the Meeting?

A. The following five proposals (including sub-proposals, in the case of Proposal 1) will be voted upon at the Meeting. Proposals 1 and 2 have been proposed by our Board of Directors. Proposals 3, 4 and 5 (Dissident Shareholder Proposals 1, 2 and 3) have been included in the agenda at the request of Dr. Zvi Schreiber, a shareholder of the Company who is the Company’s founder and its former Chief Executive Officer and director, and are opposed by our Board of Directors:

(1)	Proposal 1. Re-election of each of (a) Ezra Gardner and (b) Pablo Pinillos to the Board of Directors, each to serve as a Class III director of the Company until the third succeeding annual general meeting of the Company and until the due election of his successor.

(2)	Proposal 2. Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global (“Ernst & Young Israel”), as independent public accountants to audit the accounts of the Company for the year ending December 31, 2026 and the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.

(3)	Proposal 3 (Dissident Shareholder Proposal 1): Removal of Dr. Udo Lange from office as a director of the Company, with effect from the close of the Meeting.

(4)	Proposal 4 (Dissident Shareholder Proposal 2): On an advisory and non-binding basis, that the shareholders recommend that the Board of Directors (a) appoint a Chairman with substantial experience scaling growth-stage technology companies, and (b) refocus the Company’s strategy on rapid growth with an emphasis on the Platform segment.

(5)	Proposal 5 (Dissident Shareholder Proposal 3): Amendment of our A&R Articles (as defined below) by deleting Articles 26.2 and 26.3 in their entirety and replacing them with new provisions providing for the annual election of all directors commencing with the annual general meeting to be held in 2027.

In addition to the foregoing five formal proposals to be voted upon, at the Meeting, the Board of Directors will be prepared to present its annual report on the management of the business of our Company for the year ended December 31, 2025, and will be prepared to discuss our Consolidated Statements of Financial Position as of, and related Consolidated Statements of Profit or Loss and Other Comprehensive Loss and Cash Flows for the year ended, December 31, 2025.

Q. How does the Board recommend that I vote?

A. Our Board unanimously recommends that you vote “FOR” each of Proposals 1(a), 1(b) and 2, and “AGAINST” each of Proposals 3, 4 and 5 (Dissident Shareholder Proposals 1, 2 and 3), each as described above.

Q. What is the quorum required in order to conduct business at the Meeting?

A. Under our amended and restated articles of association (the “A&R Articles”) a quorum is constituted when there are present, in person or by proxy, holders of at least a majority of the outstanding Shares of our Company. Shares that abstain from voting on any and all proposals or that represent “broker non-votes” (as described below under the answer to the question “How can I vote my Shares without attending the Meeting?”) are considered present for purposes of the quorum requirements. In accordance with the authority granted to the chairman of the Meeting under our A&R Articles, if a quorum is not present at the Meeting within half an hour from the time designated for the start of the Meeting, the chairman will adjourn the Meeting for one week, to December 23, 2026, at the same time and same place at which the Meeting is held, at which resolutions may be adopted with respect to any matter stated in the notice of the original Meeting. If a quorum is not present at the adjourned Meeting within half an hour from the time designated for it to begin, those shareholders present will be deemed to constitute a quorum and action may be taken on any and all matters on the agenda for the original Meeting despite the absence of a quorum at the adjourned meeting.

Q. What are the voting requirements to approve the proposals to be presented at the Meeting?

A. The affirmative vote of shareholders present in person or represented by proxy and holding Shares amounting in the aggregate to at least a majority of the Shares as, being entitled to do so, vote in person or by proxy at the Meeting with respect to each of Proposals 1 and 2 and Proposals 3 and 4 (Dissident Shareholder Proposals 1 and 2) is required for the approval of each such proposal. Because Proposal 5 (Dissident Shareholder Proposal 3) would amend our A&R Articles, it requires a special resolution. In other words, the affirmative vote of shareholders present in person or represented by proxy and holding Shares amounting in the aggregate to at least two-thirds of the Shares as, being entitled to do so, vote in person or by proxy at the Meeting with respect to such proposal is needed in order for Proposal 5 to pass. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether the required majority has been achieved for any of the proposals (although they are considered present for purposes of the quorum requirements for the Meeting).

Q. What Shares can I vote?

A. Our sole class of shares outstanding is our ordinary shares, par value US$0.00001 per share. Each outstanding ordinary share as of the close of business on the record date, November 5, 2026, is entitled to one vote on all items of business at the Meeting. You may vote all Shares you owned at that time, which may be (a) Shares held directly in your name as the shareholder of record, and (b) Shares held for you as a beneficial owner through a broker, bank or other nominee (including on the Nasdaq Capital Market (“Nasdaq”)). On October 31, 2026 (the most recent practicable date prior to the record date), there were 52,804,252 ordinary shares outstanding. The closing price of the ordinary shares on the last trading day before that date (as October 31 was a Saturday), as quoted on Nasdaq, was US$0.68 .

Q. How can I vote my Shares without attending the Meeting?

A. Shares may be held and, consequently, voted in multiple ways without attending the Meeting:

Record Shareholders: If you are a shareholder of record, that is, your Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. If you provide specific instructions (i.e., mark boxes) on the enclosed proxy card that has been provided to you and sign and return the proxy card, your Shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your Shares will generally be voted in accordance with the recommendations of our Board (“FOR” each of Proposals 1(a), 1(b) and 2, and “AGAINST” each of Proposals 3, 4 and 5 (Dissident Shareholder Proposals 1, 2 and 3)). The proxy holders will vote in their discretion on any other matters that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card, your Shares will not be voted (unless you attend the Meeting and vote in person). Please note that the Board of Directors has decided to omit Proposal 4 (Dissident Proposal 2) from the Company’s proxy card. The Board’s decision was made after receiving legal advice and reflects the Board’s determination that such proposal does not align with any of the shareholders’ rights under law or the A&R Articles, particularly due to its abstract and imprecise nature, as well as its advisory nature. The proposal combines two disjointed ideas (qualifications of a Chairman and the Company’s strategy). The proposal deals with subjects that are solely within the purview of the Board and not the Company’s shareholders. Consequently, even if you provide voting instructions on your submitted proxy card, your Shares will be voted “AGAINST” Proposal 4 (Dissident Shareholder Proposal 2), since the Company’s proxy card empowers the persons named as proxies to vote “AGAINST” that proposal, in accordance with the recommendation of the Boad of Directors.

If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the “Investors” portion of our corporate website, https://www.freightos.com/investors/, and may complete and sign that proxy card (indicating the name of the record shareholder holding your Shares) and return it directly to the Company via e-mail to IR@freightos.com. The Company reserves the right to require further identifying information from you if you submit your proxy card in that manner. Any vote by a record shareholder that is received by our transfer agent or by our Company by 11:59 p.m., Eastern time, on December 15, 2026 will be counted towards the tally of votes at the Meeting.

Shares Held in Street Name (on Nasdaq): If your Shares are held in a brokerage account or by a bank, trustee or other nominee, you are considered to be the beneficial owner of Shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, bank or other nominee or an agent hired by the broker, bank or other nominee. Please follow the enclosed instructions to direct your broker, bank or other nominee how to vote your Shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. The deadline for submission of voting instructions to your broker, trustee or nominee will be 11:59 p.m., Eastern time, on December 15, 2026.

If you do not submit voting instructions, your broker may be permitted to vote your Shares in its discretion on Proposal 2, but not on Proposals 1 or any of Proposals 3, 4 or 5 (the Dissident Shareholder Proposals), since they are deemed to be of a non-routine nature. Because a broker is prohibited from exercising discretionary authority for a beneficial owner who has not provided voting instructions for any non-routine proposal (commonly referred to as a “broker non-vote”), that beneficial owner’s Shares will be included in determining the presence of a quorum at the Meeting (assuming that the broker submits the shareholder’s vote on any other proposal) but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the relevant proposal(s).

The voting instruction form will not include Proposal 4 (Dissident Shareholder Proposal 2). If you submit voting instructions on any other proposal via the voting instruction form (whether a physical voting instruction form or the online voting instruction form), you will also be deemed to be instructing your broker, bank or other nominee to appoint the Company’s designees to vote your Shares “AGAINST” Proposal 4 (Dissident Shareholder Proposal 2) at the Meeting, in accordance with the recommendation of the Boad of Directors).

Q. How can I vote my Shares in-person at the Meeting?

A. The Meeting will be held at our offices in Modi’in, Israel. The voting procedure for voting in-person at the Meeting varies, depending on how you hold your Shares, as follows:

Record Shareholders: Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Meeting. In order to do so, due to building security requirements, you must pre-register by emailing or IR@freightos.com by 4:00 p.m. local (Israel) time/9:00 a.m. Eastern Standard Time on Tuesday, December 15, 2026. You must provide at the Meeting the name under which your Shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry Shares).

Shares Held in Street Name (on Nasdaq): Shares held beneficially in street name (i.e., through a bank, broker, trust or other nominee) on Nasdaq may be voted on a ballot at the Meeting only if you bring (i) an account statement or other proof that you owned the Shares in your bank, brokerage, trustee or other nominee account as of the record date, and (ii) a legal proxy from the bank, broker, trustee or other nominee that holds your Shares giving you the right to vote the Shares.

Regardless of how you hold your Shares, even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instructions (in any of the manners described above, including electronically) so that your vote will be counted if you later decide not to attend the Meeting.

If you attend the Meeting virtually (at https://www.cstproxy.com/freightos/2026) or telephonically (by calling 1-800-450-7155 (toll-free, within the U.S. and Canada) or +1-857-999-9155 (outside of the U.S. and Canada- standard rates apply), conference ID: 3089396#), you will not be able to vote your Shares while attending in that manner, and you will need to submit your proxy card or voting instructions in advance of the Meeting in order to have your Shares voted.

Q. Can I change or revoke my vote?

A. A shareholder submitting a proxy via mail or e-mail may revoke such proxy at any time by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy (in either case, prior to the commencement of the Meeting). If your Shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee.

If you originally voted through an electronic voting system (for shareholders holding our Shares on Nasdaq, at www.proxyvote.com), you can revoke your vote by voting through the electronic voting system on a later date (which must precede the date of the Meeting). In addition, any shareholder who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given prior to the Meeting. Any written notice revoking a proxy prior to the Meeting should be sent via mail to Freightos Limited, HaRakevet Street 13, Modi’in, Israel 7179603, Attention: Michael Oberlander, or via e-mail to IR@freightos.com. If a proxy or voting instructions are not revoked, the Shares represented thereby will be voted in accordance with the proxy or other voting instructions submitted.

Q. Is this proxy statement available electronically?

A. We have furnished a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) to the U.S. Securities and Exchange Commission (the “SEC”) that includes this proxy statement as an exhibit. You can view the Form 6-K at the SEC’s website at www.sec.gov or under the “SEC Filings” section of the “Investors” portion of our website at https://www.freightos.com/investors/.

Q. What happens if additional matters are presented at the Meeting?

A. Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons or entities named as proxy holders, Pablo Pinillos, Yaron Eldad and Michael Oberlander, will have the discretion to vote your Shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment.

Q. Will the proponent of the Dissident Shareholder Proposals have an opportunity to present them at the Meeting?

A. Yes. Dr. Zvi Schreiber, the shareholder who requested the inclusion of the Dissident Shareholder Proposals, will be given time to present his proposals verbally as part of the virtual meeting.

Q. Who will count the votes?

A. A representative of Freightos will act as the inspector of elections to tabulate the votes cast at the Meeting.

Q. Who will pay the costs of soliciting votes for the Meeting?

A. We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our Shares.

Q. Where can I find the voting results of the Meeting?

A. We expect to announce preliminary voting results at the Meeting and publish final results in a Form 6-K to be furnished to the SEC after the Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, at the “Investors” portion of our website at https://www.freightos.com/investors/.

YOUR VOTE IS IMPORTANT

Please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope, or (if you hold your Shares in “street name”) by voting online at www.proxyvote.com.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 16, 2026:

This proxy statement is available for viewing, printing and downloading at www.freightos.com/investors/.

BENEFICIAL OWNERSHIP OF SHARES

BY CERTAIN BENEFICIAL OWNERS

The following table shows information as of October 31, 2026, for (i) each of our executive officers, directors, and nominees to serve as a director, (ii) our executive officers, directors, and nominees to serve as a director as a group, and (iii) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Shares. The information in the table below is based on 52,714,800 ordinary shares outstanding as of October 31, 2026. Information with respect to holders of more than 5% of our outstanding Shares who are not directors or executive officers is based on the most recent Schedule 13D or Schedule 13G filed by each such holder with the SEC, as described in the footnotes below, and the percentage ownership of each such holder has been recalculated based on the number of ordinary shares outstanding as of October 31, 2026. Except as otherwise set forth below, the address of each beneficial owner is c/o Freightos, Planta 10, Avda. Diagonal, 211, Barcelona, Spain 08018.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Outstanding Shares
Executive officers
Pablo Pinillos	35,227		*
Yaron Eldad	0		-
Michael Oberlander	279,973	(1)	*
Enric Alventosa Arbil	143,393	(2)	*
Andrea Indave	34,728	(3)	*
Directors (other than Pablo Pinillos)
Tzvia Broida	20,466		*
Mark Drusch	4,562,844	(4)	8.6%
Ezra Gardner	81,856	(5)	*
Rotem Hershko	47,611	(6)	*
Inna Kuznetsova	0		–
Udo Lange	194,003	(7)	-
Michael Schaecher	75,405	(8)	*
Carl Vine	9,866,094	(9)	17.7%
All executive officers and directors as a group (thirteen individuals)	15,341,600	(10)	27.2%
Five Percent or More Holders (other than directors and executive officers)
M&G Investment Management Limited	9,866,094	(9)	17.7%
Aleph, L.P.	3,544,394	(11)	6.7%
Alshaffafia Trading W.L.L.	4,495,468	(4)	8.5%
Asian Gateway Investments Pte. Ltd.	4,749,856		9.0%
Zvi Schreiber	3,096,931	(12)	5.9%

* Less than one percent

(1)	Includes 181,885 Shares issuable to Mr. Oberlander within 60 days of October 31, 2026, upon the exercise of options (49,253 at an exercise price of $4.17, with an expiration date of April 27, 2031; 27,090 at an exercise price of $4.17, with an expiration date of February 17, 2032; and 105,542 at an exercise price of $8.44, with an expiration date of November 2, 2032).

(2)	Includes 135,446 Shares issuable to Mr. Alventosa within 60 days of October 31, 2026, upon the exercise of options (35,181 at an exercise price of $4.17, with an expiration date of April 27, 2031; 58,048 at an exercise price of $4.17, with an expiration date of February 17, 2032; and 42,217 at an exercise price of $8.44, with an expiration date of November 2, 2032).

(3)	Includes 13,105 Shares issuable to Ms. Indave within 60 days of October 31, 2026, upon the exercise of options (7,476 at an exercise price of $1.45, with an expiration date of November 6, 2029; and 5,629 at an exercise price of $4.17, with an expiration date of February 17, 2032).

(4)	Includes 20,000 Shares issuable to Mr. Drusch within 60 days of October 31, 2026 upon the exercise of options (6,666 at an exercise price of $5.00, 6,667 at an exercise price of $10.00, and 6,667 at an exercise price of $15.00, all of which have an expiration date of October 19, 2032), and 4,495,468 Shares held by Qatar Airways Group Q.C.S.C. and Alshaffafia Trading W.L.L., a wholly owned subsidiary of Qatar Airways Group Q.C.S.C. Mr. Drusch is the Chief Officer Cargo of Qatar Airways Group Q.C.S.C. The business address of Mr. Drusch is Qatar Airways Tower 1, P.O. Box. 22550, Doha, State of Qatar.

(5)	Includes 20,000 Shares issuable to Mr. Gardner within 60 days of October 31, 2026 upon the exercise of options (6,666 at an exercise price of $5.00, 6,667 at an exercise price of $10.00, and 6,667 at an exercise price of $15.00, all of which have an expiration date of October 19, 2032).

(6)	Includes 20,000 Shares issuable to Mr. Hershko within 60 days of October 31, 2026 upon the exercise of options (6,666 at an exercise price of $5.00, 6,667 at an exercise price of $10.00, and 6,667 at an exercise price of $15.00, all of which have an expiration date of October 19, 2032).

(7)	Includes 99,999 Shares issuable to Mr. Lange within 60 days of October 31, 2026 upon the exercise of options (33,333 at an exercise price of $5.00, 33,333 at an exercise price of $10.00, and 33,333 at an exercise price of $15.00, all of which have an expiration date of July 28, 2032).

(8)	Includes 20,000 Shares issuable to Mr. Schaecher within 60 days of October 31, 2026 upon the exercise of options (6,666 at an exercise price of $5.00, 6,667 at an exercise price of $10.00, and 6,667 at an exercise price of $15.00, all of which have an expiration date of October 19, 2032).

(9)	Based on Amendment No. 2 to a Schedule 13D filed with the SEC on August 25, 2026. Consists of 6,871,094 Shares and 2,995,000 Shares underlying the Freightos warrants owned by M&G Investment Management Limited (where Mr. Vine is Co-Head of the Asia Pacific Equity Team), held for the account of M&G (ACS) Japan Equity Fund and The Prudential Assurance Company Limited, all of which are currently exercisable. The address of M&G Investment Management Limited is 10 Fenchurch Avenue, London EC3M 5AG, United Kingdom.

(10)	Includes an aggregate of: (i) 510,435 Shares with respect to which our executive officers and directors have the right to acquire dispositive power within 60 days of October 31, 2026 upon the exercise of vested options; (ii) 6,871,094 Shares and 2,995,000 Shares underlying the Freightos warrants owned by M&G Investment Management Limited (where Mr. Vine is Co-Head of the Asia Pacific Equity Team), held for the account of M&G (ACS) Japan Equity Fund and The Prudential Assurance Company Limited, all of which are currently exercisable; and (iii) 4,495,468 Shares held by Qatar Airways Group Q.C.S.C. and Alshaffafia Trading W.L.L., a wholly owned subsidiary of Qatar Airways Group Q.C.S.C. (Mr. Drusch is the Chief Officer Cargo of Qatar Airways Group Q.C.S.C.).

(11)	Based on a Schedule 13G filed with the SEC on February 14, 2024. Represents Shares held by Aleph, L.P. and its affiliated entity Aleph-Aleph, L.P. Aleph Equity Partners, L.P. (the “DGP”) is the general partner of each of Aleph, L.P. and Aleph-Aleph, L.P., and Aleph EP, Ltd (the “UGP”) is the general partner of the DGP. Each of the DGP and the UGP may be deemed to have sole power to vote and dispose of the Shares held through Aleph, L.P. and Aleph-Aleph, L.P. Each of Michael Eisenberg and Eden Shochat is a director of the UGP, and may be deemed to have shared power to vote and dispose of the subject Shares.

(12)	Based on Amendment No. 1 to a Schedule 13D filed by Dr. Zvi Schreiber with the SEC on September 11, 2026, reporting sole voting and dispositive power over 3,096,931 Shares. Excludes 240,000 Shares held by charitable donor-advised funds over which Dr. Schreiber may be deemed to have some influence, but as to which he disclaims beneficial ownership. Dr. Schreiber, our founder, served as our Chief Executive Officer until January 2026 and as a member of our Board of Directors until February 2026. The address of Dr. Schreiber is 25b Hasaifan Street, Jerusalem 9650438, Israel.

PROPOSAL 1

RE-ELECTION OF NOMINEES TO SERVE AS CLASS III DIRECTORS

Background

Articles Provisions Related to Board

Under our A&R Articles, our Board of Directors is divided into three classes: Class I, Class II and Class III, to be subject to re-election in successive years. The number of directors in each class shall be as nearly equal as possible. The Class I Directors were elected at our first annual general meeting (held in 2024) for a term expiring at our fourth annual general meeting (to be held in 2027). The Class II Directors were elected at our 2025 annual general meeting for a term expiring at our annual general meeting to be held in 2028. The Class III Directors were initially appointed for a term that will expire at our third annual general meeting (to be held in 2026)—i.e., at the Meeting. A director whose term has expired shall be eligible for re-election (if nominated by our nominating and corporate governance committee, followed by our Board of Directors, for re-election by our shareholders). At each annual general meeting, directors elected (or re-elected, if applicable) to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election.

As of the date of this proxy statement, the composition of our Board of Directors and the classes to which its members (and prospective members) belong (listed in class order), are as follows:

Name	Director Class
Tzvia Broida	Class I Director
Mark Drusch	Class I Director
Carl Vine	Class I Director
Rotem Hershko	Class II Director
Udo Lange	Class II Director (Chairman of the Board)
Michael Schaecher	Class II Director
Ezra M. Gardner	Class III Director
Inna Kuznetsova	Class III Director
Pablo Pinillos	Class III Director and Chief Executive Officer

Board Nomination Process

Over the last year, the nominating and corporate governance committee of the Board of Directors, followed by the Board, has reviewed the composition of the Board and considered adjustments, including potential nominees for appointment and/or election. Dr. Zvi Schreiber, our founder, ceased to serve as our Chief Executive Officer in January 2026 and ceased to serve as a member of our Board of Directors in February 2026. In March 2026, the Board appointed Pablo Pinillos, who then served as our Chief Financial Officer, as our Chief Executive Officer and as a Class III Director.

In preparation for the upcoming Meeting of our shareholders, our nominating and corporate governance committee and Board of Directors determined that the re-election (at the Meeting) of each of Mr. Gardner and Mr. Pinillos, each as a Class III Director, would maintain valuable expertise for the Board. The committee and the Board based that determination in primary part on the background information for each such nominee set forth below under “Biographical Information for the Director Nominees” and the following:

Ezra M. Gardner. Mr. Gardner has served on our Board of Directors since 2023 and was previously the Chief Executive Officer and a director of Gesher I Acquisition Corp., which completed its business combination with Freightos in January 2023. He therefore brings an in-depth, long-standing understanding of our business, capital structure and public-company history. Our nominating and corporate governance committee and Board of Directors also considered his more than two decades of investment management and capital markets experience. That experience includes co-founding Varana Capital, LLC, where he has served as a Partner and Portfolio Manager since 2012, and senior roles at UBS, MSD Capital and J.P. Morgan. The committee and the Board further considered his broad board experience, including advising the boards of public and private companies on strategic planning, operational dynamics and balance sheet matters, and his prior service on the governance, compensation, audit and investment committees of Fortress Global Enterprises. They also valued his continued service on our audit committee and compensation committee, the financial and capital allocation perspective he brings to the Board, and his alignment with the interests of our shareholders.

Pablo Pinillos. Mr. Pinillos joined Freightos as our Chief Financial Officer in March 2025. He has served as our Chief Executive Officer and a member of our Board of Directors since March 16, 2026, after serving as our Interim Chief Executive Officer. Our nominating and corporate governance committee and Board of Directors believe that having our Chief Executive Officer on the Board provides an essential link between the Board and management. They also believe Mr. Pinillos’s deep operational and financial knowledge of the Company, gained by leading both our finance function and our business through a period of leadership transition, makes him well suited to inform the Board’s oversight of our strategy and its execution. In addition, the committee and the Board considered his extensive financial and strategic leadership experience at high-growth technology companies. This includes serving as chief financial officer of Coincover and Bitrise and holding positions of increasing responsibility at Qlik from 2007 to 2021, most recently as VP Strategic Growth & Business Transformation.

Consequently, the nominating and corporate governance committee recommended to the Board, and the Board, in turn, nominated for re-election by our shareholders at the Meeting, each of Mr. Gardner and Mr. Pinillos, as a Class III Director.

If re-elected by our shareholders as Class III Directors pursuant to Proposal 1, those nominees will serve a term lasting until our third succeeding annual general meeting after the Meeting, to be held in 2029 (unless Dissident Shareholder Proposal 2 is approved and each of our directors therefore becomes subject to re-election on an annual basis), and until the election and qualification of their respective successors (or until their respective earlier death, resignation, retirement or removal, if applicable).

Inna Kuznetsova, who currently serves as a Class III Director, was not nominated for re-election at the Meeting, and her term as a director will conclude at the Meeting. The Board of Directors thanks Ms. Kuznetsova for her service on the Board, including as chair of our compensation committee and as a member of our audit committee, and for her many valuable contributions to the Company.

Biographical Information for the Director Nominees

Please consider the following biographical information regarding the nominees for re-election as Class III Directors at the Meeting:

Ezra M. Gardner has served as a member of our Board of Directors since 2023 and was the Chief Executive Officer and a director of Gesher from October 2021 until the consummation of the business combination between Gesher and Freightos in January 2023. Since 2012, Mr. Gardner has served as a Partner and Portfolio Manager at Varana Capital, LLC, an investment firm he co-founded. Varana Capital is a private investment fund focusing on both private and public security investments. As part of the Varana investment strategy of cooperative engagement, Mr. Gardner sits on or advises the boards of multiple public and private companies, working with each on strategic planning, operational dynamics, and balance sheet needs/restructuring. From 2009 to 2012, Mr. Gardner served as the Managing Partner and Portfolio Manager of Omnium Capital, LLC, a family office he co-founded in Tel Aviv, Israel. From 2005 to 2009, he was at UBS where he served as a Portfolio Manager and most recently Head of UBS’ US Equity Portfolio for the Fundamental Investment Group where he also sat on the US Trading Committee (Management Board for the US Equities Business). From 2001 to 2005, he served in senior analyst roles at MSD Capital (Michael Dell family fund management office). From 1999 to 2001, he served as an analyst in the Investment Banking Group at JP Morgan. Mr. Gardner currently serves on the board of directors of Galileo Wheel and Neureality, both Israeli- based private businesses. He formerly served on the board of Fortress Global Enterprises, where he held roles on the governance, compensation, audit and investment committees. Mr. Gardner received a Bachelor of Arts in Economics (with honors) and a Bachelor of Arts in International Relations from Brown University.

Pablo Pinillos was appointed to our Board of Directors and as our Chief Executive Officer effective March 16, 2026. He joined Freightos in March 2025 as our Chief Financial Officer (a position he continued to hold even after having been appointed CEO until we hired Yaron Eldad as our permanent CFO in September 2026), and on December 17, 2025, he was appointed our Interim Chief Executive Officer. Prior to joining Freightos, Mr. Pinillos served as the CFO of Coincover, a pioneering blockchain protection company, beginning in October 2023. He previously served as the CFO of Bitrise, a leading platform for mobile app development automation, from July 2021 until September 2023. Before that, he served in various positions of increasing responsibility from 2007-2021, including as VP Strategic Growth & Business Transformation, at Qlik, a leading provider of end-to-end, real-time data integration and analytics solutions that help organizations access and transform all their data. He holds a Bachelors of Business Administration from Universidad Complutense de Madrid.

Freightos’ Corporate Governance Practices

Independence of Directors

As a result of the listing of our ordinary shares and warrants on Nasdaq, we comply with the rules of Nasdaq in determining whether a director is independent. Our Board of Directors has consulted, and will consult, with its counsel to ensure that our Board of Directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that each of our directors, other than Pablo Pinillos, our Chief Executive Officer, and Michael Schaecher, who is advising the Company on go-to-market matters, is independent.

Board Leadership Structure and Role in Risk Oversight

Dr. Udo Lange serves as our Chairman of the Board.

Our Board of Directors determined, prior to appointing Dr. Lange as our independent Chairman of the Board in July 2025, that it prefers to maintain a separation between the roles of Chairman and Chief Executive Officer, with Dr. Lange serving as our independent Chairman and, currently, Pablo Pinillos serving as our Chief Executive Officer. Our Board believes that this structure is appropriate at this time in order to enhance the Board’s oversight of management, provide independent leadership and governance, and help ensure objectivity in the Board’s evaluation of management’s performance.

With an independent Chairman leading the Board, we have established a governance structure that provides strong, independent oversight while maintaining clear lines of authority and accountability. The Chairman presides at all meetings of the Board, sets meeting agendas in consultation with the CEO and other directors, and serves as the principal liaison between the independent directors and management.

Meetings and Committees of the Board of Directors

Our Board has established separately-standing committees, consisting of the audit committee, compensation committee, and nominating and corporate governance committee, and recently added a product, AI and technology committee.

Audit Committee

Our Board has established an audit committee comprised of independent directors. The audit committee currently consists of Tzvia Broida (chair), Ezra Gardner and Inna Kuznetsova. Following the Meeting, our audit committee is expected to consist of Tzvia Broida (chair) and Ezra Gardner. As a foreign private issuer under the SEC rules, we rely on Cayman Islands home country practice (in lieu of compliance with Nasdaq listing rule 5605(c)(2)(A)), and from time to time (such as following the Meeting), we may not have a minimum of three members on our audit committee. Each of the members of the audit committee is independent under the applicable Nasdaq listing rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

Financial Expert on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we are required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Ms. Broida serves as the financial expert on the audit committee.

Compensation Committee

Our Board has established a compensation committee. The compensation committee currently consists of Inna Kuznetsova (chair), Ezra Gardner and Carl Vine. Following the Meeting, our compensation committee is expected to consist of Tzvia Broida (chair), Ezra Gardner and Carl Vine. Each of the members of the compensation committee is independent under the applicable Nasdaq listing rules and Exchange Act Rule 10C-1. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, if any, including authority to make and modify awards under such plans.

The compensation committee assists the Board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the Board on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management.

Nominating and Corporate Governance Committee

Our Board has established a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Udo Lange (chair) and Carl Vine. Following the Meeting, the composition of our nominating and corporate governance committee is expected to remain the same. Each of the members of the nominating and corporate governance committee is independent under the applicable Nasdaq listing rules. The nominating and corporate governance committee has a written charter. The purpose of the committee is to identify and recommend to the Board individuals it determines to be well-qualified, willing and available to serve as directors of the Company and on committees of the Board; to advise the Board with respect to the Board composition, procedures and committees; to review periodically the size of the Board and recommend to the Board any appropriate changes; and to develop and recommend to the Board a set of corporate governance principles applicable to the Company.

Product, AI and Technology Committee

Our Board has established a product, AI and technology committee. The product, AI and technology committee currently consists of Rotem Hershko and Michael Schaecher. Following the Meeting, the composition of our product, AI and technology committee is expected to remain the same. The product, AI and technology committee has a written charter. The purpose of the committee is to enhance collaboration between the Board and our executive leadership team by providing oversight, strategic guidance, and risk awareness in the areas of products and technology, specifically in evolving technologies. It supports the Board in making data-driven decisions and shaping the Company’s long-term strategic direction, identifying strategic opportunities, maintaining a competitive edge in product and technology, and supporting the evaluation of strategic investment and acquisition opportunities.

Director Compensation

The Board sets compensation for our independent/non-employee directors (which excludes Mr. Pinillos, who instead receives compensation for his service as our Chief Executive Officer) based upon the recommendation of the nominating and corporate governance committee. The Board has been using a year that begins on October 1 and runs through September 30 for purposes of director compensation. In October 2024, the Board offered to compensate each of our independent directors by granting them restricted share units (“RSUs”) that vested over the following four quarters. Directors who did not chair a committee were offered RSUs with an approximate value of $45,000 and directors who chair a committee were offered RSUs with an approximate value of $60,000. Inna Kuznetsova, who chairs the compensation committee, received $60,000 cash in lieu of RSUs, and Tzvia Broida, who chairs the audit committee, received RSUs with an approximate value of $30,000 and $30,000 in cash.

In October 2025, the nominating and corporate governance committee recommended changing the director compensation based on various benchmarks that were available to the committee from public sources, with adjustments based on our size, complexity of our business, and expected time commitment of directors serving on various committees. The Board decided to structure director compensation to be partially cash and partially equity incentive (except for Ms. Kuznetsova, who has continued to receive $60,000 in cash). It is anticipated that the product, AI and technology committee will require from its members, by far, the highest time commitment of all Board committees, and that its members leverage their personal networks for the benefit of the Company. Consequently, the Board decided to compensate the members of that committee differently. One director, Carl Vine, has declined to receive any compensation.

Below is a table that shows the independent/non-employee director annual compensation that was approved in October 2025:

Name	Role	RSU value	RSUs(#)[1]	Cash	Options(#)[2]	Option Value[3]	Total Value
Udo Lange	Chairman	$50,000	15,432	$50,000	0	0	$100,000
Tzvia Broida	Chair of Audit Committee	$50,000	15,432	$50,000	0	0	$100,000
Mark Drusch	Director	$27,500	8,488	$27,500	20,000	$33,000	$88,000
Ezra Gardner	Director	$27,500	8,488	$27,500	20,000	$33,000	$88,000
Rotem Hershko	Member of product, AI and technology committee	$35,000	10,802	$35,000	20,000	$33,000	$103,000
Inna Kuznetsova	Chair of Compensation Committee	$0	0	$60,000	0	0	$60,000
Michael Schaecher	Member of product, AI and technology committee	$35,000	10,802	$35,000	20,000	$33,000	$103,000
Carl Vine	Director	$0	0	$0	0	0	$0

1 Based on the 30-day average closing price of our ordinary shares leading up to September 17, 2025: $3.24/share.

2 The 20,000 options granted to most non-employee directors are divided into three tranches, consisting of: 6,666 options with a $5.00 exercise price, 6,667 options with a $10.00 exercise price, and 6,667 options with a $15.00 exercise price.

In addition to the compensation set forth in the above table, each of Mr. Hershko and Mr. Schaecher received in January 2026 the following additional equity incentive compensation:

●	37,038 restricted share units (“RSUs”), which will vest over the course of a four-year period, with one-quarter of the RSUs vesting on each of the first four anniversaries of the October 1, 2025 start date to the year (for purposes of director compensation), on October 1 of 2026, 2027, 2028 and 2029; and

●	100,000 options to purchase ordinary shares, divided into three tranches, with the following exercise prices: 33,333 options - $5.00/share; 33,333 options - $10.00/share; and 33,334 options- $15.00/share, all of which will vest one year following the date of grant and will be exercisable (after vesting) for the shorter of (i) a term of seven years from the initial grant date, or (ii) 90 days after the grantee leaves the Board.

Director Stock Ownership Requirements

As part of the effort to align the Board’s interests with the interests of our shareholders, in October 2025, the Board adopted director stock ownership guidelines. Each independent/non-employee director who receives equity compensation from us will be required to hold a certain amount of equity. The Chairman will be required to hold ordinary shares amounting to six times the value of his annual equity grant, and each other independent/non-employee director will be required to hold ordinary shares amounting to two times the value of his or her annual equity grant. For purposes of calculating the value of the annual equity grant, we will use the value of the annual grant of RSUs that is then vesting, plus the prorated value of any one-time RSU grant expected to vest in that year (running from October 1 through the following September 1). Compliance with the stock ownership requirements will be verified annually on December 31 based on the value of each director’s holdings of ordinary shares (including shares underlying vested or unvested RSUs, but excluding shares underlying options, whether or not vested). Value of ordinary shares held by the director will be based on the 30-day average closing price of our ordinary shares in the period leading up to the December 31 verification date. There will be an initial four-year transition period following adoption of the stock ownership guidelines or (if later) a director’s initial election or appointment to the Board for each director to achieve compliance with the guidelines. If a director’s ownership requirement increases due to an increase in annual compensation or a change in Board position, the director will have three years from the effective date of that change to achieve the incremental ownership requirement. Any director who does not comply with the stock ownership guidelines will not be permitted to sell any shares acquired from vested equity incentives granted to him or her. The Chairman of the Board may consider and grant a hardship exemption from the stock ownership guidelines under extraordinary circumstances. In lieu of complying with the foregoing guidelines, one of our current independent/ non-employee directors, Tzvia Broida, will instead be required to hold ordinary shares issued to her upon vesting of RSU grants for a holding period of nine months following the vesting date before she can sell such shares.

Exemptions from Corporate Governance Requirements

As a foreign private issuer, we may generally elect to follow home country (i.e., Cayman Islands) practice with respect to matters of corporate governance in lieu of the comparable governance provisions of the Nasdaq listing rules, except for certain Nasdaq and SEC rules with which we are required to comply, including the responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We follow home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

●	Proxy Statements. We are not required to, and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the solicitation of proxies and the provision of proxy statements for all meetings of shareholders. We follow Cayman Islands practice, which does not impose a regulatory regime for the solicitation of proxies and the provision of proxy statements.

●	Shareholder Approval. We are not required to, and, in reliance on home country practice, we do not intend to, comply with Nasdaq Rule 5635 regarding shareholder approval for certain issuances of securities in connection with the acquisition of shares or assets of another company under certain circumstances, a change of control, the establishment of or amendments to equity-based compensation plans and private placements. In accordance with the provisions of our A&R Articles, our Board of Directors is authorized to issue securities, including ordinary shares, warrants and convertible notes on such terms as it considers appropriate.

●	Audit Committee Composition. We are not required to, and, in reliance on home country practice, from time to time, we may not always have a minimum of three members on our audit committee. We follow Cayman Islands practice, which does not impose a minimum number of audit committee members. Our audit committee currently consists of three members and, following the Meeting, is expected to consist of two members.

In addition, we are an “emerging growth company” as defined in the JOBS Act and have elected to comply with certain reduced public company reporting requirements.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to Proposal 1:

(a)	“RESOLVED, that the re-election of Ezra Gardner as a Class III Director of the Company, until the third succeeding annual general meeting following the 2026 annual general meeting and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)

“RESOLVED, that the re-election of Pablo Pinillos as a Class III Director of the Company, until the third succeeding annual general meeting of shareholders after the 2026 annual general meeting and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

Required Majority

A majority of the ordinary shares as, being entitled to do so, vote in person or by proxy (excluding abstentions and broker non-votes) is required for the re-election of each nominee to the Board of Directors pursuant to Proposal 1.

Board Recommendation

The Board of Directors unanimously recommends a vote “FOR” the re-election of each of the above-listed nominees as a Class III Director pursuant to Proposal 1 at the Meeting.

PROPOSAL 2

RE-APPOINTMENT OF AUDITORS

Background

Kost Forer Gabbay & Kasierer, a member of EY Global (“Kost Forer”), our independent public accountants for the year ended December 31, 2025, has been selected by the Audit Committee of our Board of Directors to audit the accounts of the Company once again for the year ending December 31, 2026. At the Meeting, the shareholders will be requested to approve that re-appointment, as well as to authorize the Audit Committee of the Board to fix Kost Forer’s remuneration in accordance with the volume and nature of Kost Forer’s services.

Fees Paid to Independent Auditors

Fees billed by Kost Forer and other members of EY Global for professional services rendered to us for each of the last two fiscal years were as follows:

	Year ended
	December 31,
	2025	2024
	(in thousands)
Audit Fees (1)	$435	$480
Audit-Related Fees	$—	$—
Tax Fees (2)	$36	$43
All Other Fees (3)	$—	$—
Total	$471	$523

(1)	Audit fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide.

(2)	Tax fees are for professional services rendered by our independent auditors for tax compliance, and tax advice on actual or contemplated transactions.

(3)	All other fees are fees for all other services provided to us by our independent auditors with respect to the subject years, other than those described above.

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to Proposal 2:

“RESOLVED, that the re-appointment by the Audit Committee of the Company’s Board of Directors (based upon delegation by the Board of Directors) of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the fiscal year ending December 31, 2026 and for such additional period until the next annual general meeting of shareholders be, and hereby is, approved in all respects”; and

“FURTHER RESOLVED, that the Audit Committee of the Company’s Board of Directors (based upon delegation by the Board of Directors) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Majority

A majority of the ordinary shares as, being entitled to do so, vote in person or by proxy (excluding abstentions and broker non-votes) is required for the approval of the re-appointment of Kost Forer as independent public accountants to audit the accounts of the Company for the year ending December 31, 2026 and to authorize the audit committee of the Board of Directors to fix Kost Forer’s remuneration in accordance with the volume and nature of Kost Forer’s services.

Board Recommendation

The Board of Directors unanimously recommends a vote “FOR” the approval of the re-appointment of Kost Forer and the authorization of the audit committee of the Board of Directors to fix Kost Forer’s remuneration in accordance with the volume and nature of Kost Forer’s services, pursuant to Proposal 2 at the Meeting.

PROPOSAL 3 (DISSIDENT SHAREHOLDER PROPOSAL 1)

REMOVAL OF DR. UDO LANGE AS A DIRECTOR

Background

Dr. Zvi Schreiber, the founder and former Chairman of the Board and Chief Executive Officer of the Company, acting in his capacity as a shareholder, has requested that the following proposal be included in the agenda for the Meeting. Dr. Schreiber reported beneficial ownership of 3,096,931 ordinary shares in an amendment to his Schedule 13D filed with the SEC on September 11, 2026 (see “Beneficial Ownership of Shares by Certain Beneficial Owners” above). This proposal is a dissident shareholder proposal and is not a proposal of the Board of Directors. The text of the proposed resolution, including the recital set forth in it, has been provided by Dr. Schreiber, and the Company and the Board of Directors are not responsible for, and do not endorse, its content.

Dr. Schreiber will be given time to present this Proposal 3, as well as Proposals 4 and 5 below, verbally as part of the virtual transmission of the Meeting.

Proposed Resolution

Dr. Schreiber has proposed that our shareholders adopt the following resolution at the Meeting pursuant to Proposal 3 (Dissident Shareholder Proposal 1):

“WHEREAS, in view of the sharp fall in the Company’s growth rate and the steep decline of the CRGO share price since the appointment of Dr Udo Lange as Chairman of the Board on 28 July 2025, when the share price was above $3;

NOW, THEREFORE, BE IT RESOLVED, as an Ordinary Resolution pursuant to Article 28.1 of the Articles, that Dr. Udo Lange be and is hereby removed from office as a Director of the Company with effect from the close of the meeting at which this resolution is passed.”

Required Majority

The approval of Proposal 3 (Dissident Shareholder Proposal 1) requires an ordinary resolution, i.e., the affirmative vote of a majority of the ordinary shares as, being entitled to do so, vote in person or by proxy (excluding abstentions and broker non-votes) at the Meeting with respect to such proposal.

Statement of the Board of Directors in Opposition to Dissident Shareholder Proposal 1:

The Board of Directors (with Dr. Lange abstaining from the Board’s deliberations on this proposal) has carefully considered Proposal 3 (Dissident Shareholder Proposal 1) and has unanimously determined that the removal of Dr. Lange as a director is not in the best interests of the Company and its shareholders, for the following primary reasons:

●	Shareholder Support for Dr. Lange. Dr. Lange has served on our Board of Directors since 2022 and as our independent Chairman of the Board since July 2025, and was re-elected by our shareholders as a Class II Director at our 2025 annual general meeting for a term expiring in 2028, by an overwhelming majority of our shareholders who were present and voted (99.9% of shareholders present and voting).

●	Deep, Relevant Experience and Knowledge of our Industry. Dr. Lange brings to the Board more than 20 years of experience in the international trade industry, with expertise in global freight forwarding, customs brokerage, express, airline catering and logistics. Dr. Lange is the Chief Executive Officer of Stolt-Nielsen Limited (SNI.OL), a provider of transportation and storage for liquids as well as aquaculture, a position he has held since September 1, 2023. He was previously President of Healthcare, Logistics and Americas International at FedEx Express, served on the Strategic Management Committee of FedEx Corp., which sets the strategic direction for the FedEx enterprise, served as President and Chief Executive Officer of FedEx Trade Networks from March 2018 until March 2023 and as President and CEO, FedEx Logistics from September 2019 until March 2023, and served as a member of the White House Supply Chain Disruptions Task Force. Dr. Lange holds a Ph.D. in Economic Science from the University of Duisburg and a Master of Business Administration and Master of Science in Mechanical Engineering from the University of Kaiserslautern. The Board believes that Dr. Lange’s deep knowledge of the global logistics and freight industry, in which the Company’s customers and platform partners operate, and his experience leading large, complex international logistics organizations, are of significant value to the Board and the Company, particularly as management executes the Company’s strategy, including toward reaching Adjusted EBITDA breakeven.

●	Board Continuity and Institutional Knowledge. The Board believes that removing the independent Chairman of the Board in the middle of his elected term would disrupt the continuity of the Board’s leadership and oversight at an important stage in the Company’s development, less than four years post-listing and in the midst of executing toward a key profitability milestone.

●	Leadership Stability During a Challenging Market Environment. The Company is navigating a depressed share price environment while executing a multi-year growth strategy. Abrupt changes to Board leadership could create uncertainty among our investors, commercial partners, and employees, potentially compounding the challenges the Company already faces.

●	Preservation of Governance Stability. Removing the Chairman based on a proposal from a single shareholder (the former CEO and Chairman) would signal governance instability to the market. Such instability may be particularly harmful for a growth-stage technology company such as ours that relies on the confidence of enterprise partners, logistics providers, and institutional investors.

●	Discouraging Future Qualified Director Candidates. Approving a dissident shareholder’s proposal to remove a sitting director could establish a precedent that encourages future activist campaigns targeting individual Board members, which may deter excellent, qualified director candidates from serving on the Board and undermine the Board’s ability to function as an independent governing body.

●	Chairman’s Role in Current Strategy Execution. The Board has confidence in its current strategy (which aims at navigating the Company to realize its vision of becoming the essential digital infrastructure layer for international freight connecting multimodal supply and demand while reaching profitability in order to fund its own future growth); consequently, retaining the Chairman, who has developed a good working relationship with the CEO and management tasked with the execution of that strategy, provides continuity of leadership aligned with the strategic plan.

●	Subversion of the Classified Board Framework. Our A&R Articles intentionally established a classified (staggered) board structure to ensure governance stability and insulate directors from short-term market disruption (see “Statement of the Board of Directors in Opposition to Proposal 5 (Dissident Shareholder Proposal 3)” below). Permitting a shareholder to seek the mid-term removal of an incumbent director via an ordinary resolution without showing cause effectively circumvents and nullifies those constitutional protections. Allowing ad-hoc, piecemeal removals creates a backdoor mechanism that subjects the Board to premature de-facto annual elections, directly undermining the explicit purpose of A&R Articles.

Board Recommendation

The Board of Directors unanimously recommends a vote “AGAINST” Proposal 3 (Dissident Shareholder Proposal 1) at the Meeting.

PROPOSAL 4 (DISSIDENT SHAREHOLDER PROPOSAL 2)

ADVISORY RECOMMENDATION REGARDING (A) QUALIFICATIONS OF THE CHAIRMAN OF THE BOARD AND (B) REFOCUSING OF THE COMPANY’S STRATEGY

Background

Dr. Schreiber, acting in his capacity as a shareholder, has also requested that the following proposal be included in the agenda for the Meeting. This proposal is a dissident shareholder proposal and is not a proposal of the Board of Directors. The text of the proposed resolution has been provided by Dr. Schreiber, and the Company and its Board of Directors and management are not responsible for, and do not endorse, its content.

Proposal 4 (Dissident Shareholder Proposal 2) is an advisory and non-binding proposal consisting of two parts. Part (a) would recommend that the Board of Directors appoint as Chairman of the Board a director with substantial experience scaling growth-stage technology companies. Part (b) would recommend that the Board of Directors refocus the Company’s strategy on rapid growth with an emphasis on the Platform segment. Because the proposal is advisory, its approval would not require the Board of Directors to take, or refrain from taking, any action, and the appointment of the Chairman of the Board and the determination of the Company’s strategy would remain within the authority of the Board of Directors under our A&R Articles.

Proposal 4 (Dissident Shareholder Proposal 2) will not be listed on the Company’s proxy card for the Meeting. Accordingly, the ordinary shares of any shareholder who signs and submits the Company’s proxy card or who instructs its broker to vote its shares using the Company’s voting instruction form (including an electronic voting instruction form) will be voted by the persons named as proxies “AGAINST” Proposal 4 (Dissident Shareholder Proposal 2).

Proposed Resolutions

Dr. Schreiber has proposed that our shareholders adopt the following resolutions at the Meeting pursuant to Proposal 4 (Dissident Shareholder Proposal 2):

(a) “RESOLVED, as an Ordinary Resolution, on an advisory and non-binding basis, that the shareholders of the Company recommend that the Board of Directors appoint as Chairman of the Board a director with substantial experience scaling growth-stage technology companies”; and

(b) “RESOLVED, as an Ordinary Resolution, on an advisory and non-binding basis, that the shareholders of the Company recommend that the Board of Directors refocus the Company’s strategy on rapid growth with an emphasis on the Platform segment.”

Required Majority

The approval of each of parts (a) and (b) of Proposal 4 (Dissident Shareholder Proposal 2) requires an ordinary resolution, i.e., the affirmative vote of a majority of the ordinary shares as, being entitled to do so, vote in person or by proxy (excluding abstentions and broker non-votes) at the Meeting with respect to such proposal. The results of the vote on this proposal will be advisory only and will not be binding on the Company or the Board of Directors.

Statement of the Board of Directors in Opposition to Proposal 4 (Dissident Shareholder Proposal 2):

The Board of Directors (with Dr. Lange abstaining from the Board’s deliberations on part (a) of this proposal) has carefully considered both parts of Proposal 4 (Dissident Shareholder Proposal 2) and has unanimously determined that neither part is in the best interests of the Company and its shareholders, for the following primary reasons:

●	Selection of the Chairman is a Board responsibility that should not be constrained by a single criterion. The Board believes that the selection of its Chairman should be based on the totality of a candidate’s experience, judgment, industry relationships and leadership qualities, rather than a single, narrowly defined qualification. A prescriptive requirement that the Chairman have substantial experience scaling growth-stage technology companies could exclude candidates with highly valuable expertise in areas critical to the Company, such as the global logistics and freight industry, capital markets, corporate governance and operational execution. A shareholder-imposed qualification standard could set a precedent for shareholders dictating specific officer or director qualifications, potentially limiting the Board’s flexibility to respond to changing business conditions.

●	Our current independent Chairman brings deep and relevant industry experience. As described under Proposal 3 (Dissident Shareholder Proposal 1) above, Dr. Lange brings to the Board more than 20 years of experience in the international trade industry, including senior leadership roles at FedEx and as Chief Executive Officer of Stolt-Nielsen Limited. The Board believes that this experience in the industry in which the Company’s customers and platform partners operate is of significant value to the Company. As framed, the proposal could be perceived as a mechanism targeting a specific incumbent rather than establishing a durable, principle-based governance standard. That perception could undermine the credibility of the Company’s governance framework and make future leadership decisions appear driven by a shareholder campaign rather than the Board’s independent evaluation and exercise of its fiduciary duties.

●	The Board is committed to its current strategy and path to profitability. Management is executing a long-term strategy to strengthen the Company’s’ position as essential digital infrastructure for international freight. Central to this strategy is the mutually reinforcing relationship between Solutions and Platform: embedding software into customers’ daily workflows drives adoption and transaction volumes on the Platform, while the expanding network increases the value of the Company’s solutions. This integrated approach is designed to accelerate Platform growth over time, strengthen network effects and support sustainable, scalable growth. Reaching Adjusted EBITDA breakeven by the fourth quarter of 2026 is an important financial milestone in executing this strategy, rather than its primary objective. The Board believes that prioritizing near-term Platform growth at the expense of this integrated approach could undermine the very foundations of the Company’s long-term growth potential. Such a shift would also likely require substantial additional investment, delay the path to profitability and, in the current depressed share price environment, could require dilutive capital raising or additional leverage. The Board believes that maintaining the integrated strategy, together with disciplined capital allocation and execution against established financial milestones, offers a more sustainable path to long-term growth and shareholder value.

●	Revenue diversification and preservation of commercial relationships. The Board believes that our Solutions segment provides relationship-driven revenue that supports the continued development of our Platform, and that a sudden strategic pivot could disrupt existing enterprise relationships and the confidence of the logistics providers, airlines, ocean carriers and freight forwarders that rely on our continued evolution and the quality of our products and services and the continuity of our strategy. While our Solutions segment builds trusted, enterprise-grade software that enables carriers, forwarders, importers and exporters to digitalize workflows, and enhance efficiency of their daily operations, an aggressive pivot to emphasize the open Platform could lead commercial partners to cease viewing the Company as a value-adding essential vendor and partner.

●	Matters within the purview of the Board. The proposal combines two unrelated matters that are entrusted to the Board of Directors, which is best positioned, in the exercise of its fiduciary duties and with the benefit of full information regarding the Company’s business, to evaluate them on an ongoing basis.

Board Recommendation

The Board of Directors unanimously recommends a vote “AGAINST” each of parts (a) and (b) of Proposal 4 (Dissident Shareholder Proposal 2) at the Meeting. As noted above, this proposal will not be listed on the Company’s proxy card, and the ordinary shares of any shareholder who signs and submits the proxy card or who instructs its broker to vote its shares using the Company’s voting instruction form (including an electronic voting instruction form) will be voted “AGAINST” both parts (a) and (b) of this proposal.

PROPOSAL 5 (DISSIDENT SHAREHOLDER PROPOSAL 3)

AMENDMENT OF ARTICLES TO PROVIDE FOR THE ANNUAL ELECTION OF ALL DIRECTORS

Background

Dr. Schreiber, acting in his capacity as a shareholder, has also requested that the following proposal be included in the agenda for the Meeting. This proposal is a dissident shareholder proposal and is not a proposal of the Board of Directors. The text of the proposed resolution, including the recital set forth in it, has been provided by Dr. Schreiber, and the Company and its Board of Directors and management are not responsible for, and do not endorse, its content. As described under “Proposal 1—Background—Articles Provisions Related to Board” above, our A&R Articles currently provide for a classified Board divided into three classes, with directors in each class elected for staggered three-year terms.

Proposed Resolution

Dr. Schreiber has proposed that our shareholders adopt the following resolution at the Meeting pursuant to Proposal 5 (Dissident Shareholder Proposal 3):

“WHEREAS directors currently serve three-year terms while the annual election of all directors is widely regarded as best practice in corporate governance;

NOW, THEREFORE, BE IT RESOLVED, as a Special Resolution, that the Amended and Restated Articles of Association of the Company be amended by deleting Articles 26.2 and 26.3 in their entirety and replacing them with the following:

26.2 All Directors shall be appointed or elected annually. The term of office of each Director appointed or elected at or after the annual general meeting held in 2027 shall expire at the first annual general meeting held after his or her appointment or election. The term of office of each other Director shall expire at the annual general meeting held in 2027, notwithstanding any longer term for which such Director may previously have been appointed or elected and notwithstanding any prior division of the Directors into classes. Each Director shall hold office until his or her successor has been appointed or elected and qualified, or until his or her earlier death, resignation or removal from office. A Director whose term has expired shall be eligible for re-appointment or re-election.

26.3 No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.”

Required Majority

Because Proposal 5 (Dissident Shareholder Proposal 3) would amend our A&R Articles, its approval requires a special resolution, i.e., the affirmative vote of at least two-thirds of the ordinary shares as, being entitled to do so, vote in person or by proxy (excluding abstentions and broker non-votes) at the Meeting with respect to such proposal.

Statement of the Board of Directors in Opposition to Proposal 5 (Dissident Shareholder Proposal 3):

The Board of Directors has carefully considered Proposal 5 (Dissident Shareholder Proposal 3) and has unanimously determined that maintaining our classified board structure at this time is in the best interests of the Company and its shareholders, for the following primary reasons:

●	Protection Against Opportunistic Takeovers and Hostile Disruption. In an environment where our ordinary shares trade at levels that the Board believes do not reflect the Company’s intrinsic long-term value, a classified board is a vital safeguard. It prevents a minority shareholder or opportunistic acquirer from seizing control of the Company or replacing the entire Board in a single election cycle without paying an appropriate control premium. Instead, a classified board structure ensures that any party seeking a change in control must engage and negotiate directly with the Board, empowering directors to protect the interests of all shareholders.

●	Preservation of Multi-Year Strategic Execution. The Company became a public company in 2023. As a growth-stage technology company navigating a multi-year transformation of global freight, the Company benefits from the stability and continuity that a classified board provides. A classified board helps ensure that, at any given time, experienced directors oversee the Company’s complex technology roadmap and operational strategy. This stability allows management to resist short-term market pressures and enables uninterrupted focus on achieving key financial milestones, including disciplined execution toward sustainable profitability and Adjusted EBITDA breakeven.

●	Commercial Partner Confidence and Platform Neutrality. The Company operates a neutral marketplace connecting global logistics providers, airlines, ocean carriers and freight forwarders. These enterprise commercial partners rely on the continuity of the Company’s long-term strategy and trust Freightos to remain an independent, neutral platform provider. Sudden or frequent changes to Board composition could create commercial uncertainty and jeopardize key partner relationships that are essential to driving transaction volume and platform network effects.

●	Alignment with Growth-Stage Technology Peer Practice. Classified board structures remain standard market practice among high-growth technology companies in the years following their initial public offerings. While the Board recognizes that some shareholders and proxy advisory firms favor the annual election of all directors for mature large-cap issuers, market practice widely affirms that younger public companies require early-stage governance stability. The Board will continue to review the Company’s governance structure periodically as the Company’s business matures.

Board Recommendation

The Board of Directors unanimously recommends a vote “AGAINST” Proposal 5 (Dissident Shareholder Proposal 3) at the Meeting.

PRESENTATION OF ANNUAL REPORT AND REVIEW OF 2025 ANNUAL FINANCIAL STATEMENTS

In addition to the foregoing formal proposals, at the Meeting, the Board of Directors and/or members of our management will be available to present our annual report on the management of the business of the Company for the year ended December 31, 2025. The Board of Directors and/or management members will furthermore be available to review the Company’s Consolidated Statements of Financial Position as of, and related Consolidated Statements of Profit or Loss and Other Comprehensive Loss and Cash Flows for the year ended, December 31, 2025. We will be available to hold a discussion with respect to that presentation. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

We file and furnish reports and other information with or to the SEC under the Exchange Act. Our SEC filings are available to the public at the internet world wide web site maintained by the SEC at www.sec.gov.

Our Annual Report on Form 20-F for the year ended December 31, 2025, which we filed with the SEC pursuant to the Exchange Act on March 26, 2026, contains a detailed description of our business, financial results for 2025 and various other matters, and furthermore includes our 2025 audited, consolidated year-end financial statements. You are encouraged to read that Annual Report, a copy of which is available at www.sec.gov and at the “Investors” portion of our website at https://www.freightos.com/investors/. The contents of our website are not a part of this proxy statement.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Michael Oberlander
General Counsel

November 4, 2026